Exhibit 99.1

NEWS RELEASE

June 11, 2019 - For Immediate Release

Great Panther Receives Favourable Recommendations from Two Independent Proxy Advisory Firms, Glass Lewis and ISS for All Resolutions at the Upcoming Annual General and Special Meeting

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to report that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have both recommended that shareholders vote FOR the Company’s amended and restated Shareholder Rights Plan as well as the other proposed items to be considered at the upcoming Annual General and Special Meeting of shareholders of Great Panther.

ISS and Glass Lewis are two leading independent, third party proxy advisory firms who, among other services, provide proxy-voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

GREAT PANTHER ANNUAL GENERAL AND SPECIAL MEETING

The Annual General and Special Meeting of Shareholders of Great Panther is scheduled for 11:00 a.m. (Pacific Time) on Monday, June 24, 2019, at Suite 1330, 200 Granville Street, Vancouver, British Columbia.

Great Panther Shareholders are encouraged to vote their shares today in advance of the proxy submission deadline on June 20 at 11:00 a.m. PT

Great Panther’s Board of Directors recommends that shareholders vote FOR all proposed resolutions

Shareholders are encouraged to read the meeting materials which provide more information on the resolutions. These have been filed on SEDAR (www.sedar.com) and are on Great Panther’s website at www.greatpanther.com/investors/reports-filings/agm/

HOW TO VOTE

Shareholders are encouraged to vote today using the internet or telephone, to ensure votes are received in a timely manner.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone:	Call the number(s) listed on the voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

SHAREHOLDER QUESTIONS

Great Panther shareholders who have questions about the Management Information Circular, or require assistance with voting their shares can contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in June 2019.

For more information, please contact:

Alex Heath, CFA
Director, Corporate Development & Investor Relations
Toll free:	1 888 355 1766
Tel:	+1 604 638 8956
aheath@greatpanther.com
www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2